SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

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SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 13, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN

Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated November 13, 2003.	4

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PRESS RELEASE

November 13, 2003

FURTHER INCREASE OF CHF BOND ISSUE DUE 2006

Eksportfinans today increased its CHF public bond issue with final maturity on July 12, 2005 for the third time. The transaction now totals CHF 400 million.

This issue of CHF 100 million, which is paid in on December 17, 2003, has been arranged by Union Bank of Switzerland (UBS). It will be listed on the Swiss Exchange SWX. The increase is syndicated in style with the traditions in the Swiss franc market and is documented under Eksportfinans’ EMTN program. The coupon is 1.25 percent and the issue price is 100.25 percent.

Following a very successful roadshow in Switzerland in late October, this increase is Eksportfinans’ 7th tap of the Swiss Franc market i 2003, and as such emphasizes Eksportfinans’ long-standing relationship with Swiss investors, who are viewed strategically important to Eksportfinans’ funding activities.

Contact:
Søren Elbech, Head of Funding & Investor Relations, +47 93 25 35 61
Elise Lindbaek, Head of Corporate Communications, +47 22 01 22 64

Further information is available on www.eksportfinans.no

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